SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: July 31, 2018

List of materials

Documents attached hereto:

i) Press release: Sony Acquires Remaining 25.1% Interest in Nile Acquisition LLC from the Estate of Michael Jackson

July 31, 2018
Sony Corporation

Sony Acquires Remaining 25.1% Interest in Nile Acquisition LLC from the Estate of Michael Jackson

On July 30, 2018 (U.S. Eastern Daylight Time), Sony Corporation of America (“SCA”), Sony Corporation’s (“Sony”) wholly-owned subsidiary, acquired from the Estate of Michael Jackson (the “Estate”) the 25.1% interest in Nile Acquisition LLC (“Nile”) held by the Estate (the “Acquisition”).  As a result of the Acquisition, Nile will become a wholly-owned subsidiary of Sony.  Nile owns an approximately 40% equity interest in D.H. Publishing, L.P., which owns and manages EMI Music Publishing (“EMI”).  Accordingly, EMI will also become a wholly-owned subsidiary of Sony upon the completion of SCA’s acquisition of the approximately 60% equity interest in EMI owned by the investor consortium led by Mubadala Investment Company, as previously announced in press releases on May 22, 2018 and June 29, 2018.  A total of 287.5 million U.S. dollars was paid to the Estate for the Acquisition, which payment also includes reimbursement of various expenses and costs related to the Acquisition.

The Acquisition is not expected to have a material impact on Sony’s forecasts for its consolidated financial results for the fiscal year ending March 31, 2019.

EOF